Exhibit 99.5

Curaleaf Reports Record Second Quarter 2021 Results

•	Second quarter 2021 Revenue(1) of $312 million, up 20% sequentially and 166% YoY

•	Second quarter 2021 Adjusted EBITDA margin of 28% on core U.S. operations, up 400 bps QoQ

•	Second quarter 2021 Adjusted EBITDA(1) of $84 million, up 35% sequentially and 201% YoY

•	Closed acquisition of EMMAC, Europe’s largest vertically integrated cannabis company

WAKEFIELD, Mass., August 9, 2021 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the second quarter ended June 30, 2021. All financial information is provided in U.S. dollars unless otherwise indicated.

Second Quarter 2021 Financial Highlights

($ thousands, except per share amounts)	Q2 2021	Q1 2021	% qoq Change	Q2 2020	% yoy Change
Total Revenue	$312,205	$260,320	20%	$117,480	166%
Gross profit before impact of biological assets	$155,238	$128,467	21%	$60,636	156%
Gross profit on cannabis sales(1)(2)	$154,527	$128,030	21%	$42,735	262%
Gross margin on cannabis sales(1)(2)	49.6%	49.3%		42.9%
Adjusted EBITDA(1)	$84,372	$62,625	35%	$27,994	201%
Net income (loss) attributable to Curaleaf Holdings Inc.	$(7,240)	$(17,211)		$(2,029)
Net income (loss) per share – basic and diluted	$(0.01)	$(0.03)		$(0.00)

(1)	See "Non-IFRS Financial and Performance Measures" below for more information regarding Curaleaf's use of Non-IFRS financial measures and other reconciliations.
(2)	Cannabis sales excludes Management Fee Income

Earnings Call: Monday, August 9, 2021, at 5:00 P.M. ET

Conference ID # is 1222509

Replay ID # is 10158196

U.S. Live Call: 1 (888) 317 6003	U.S. Replay: 1 (877) 344 7529
International Live Call (Toll): 1 (412) 317 6061	International Replay (Toll): 1 (412) 317 0088
Canadian Live Call: 1 (866) 284 3684	Canadian Replay: 1 (855) 669 9658

The teleconference will be available for replay starting at approximately 7:00 P.M. ET on August 9, 2021 and will end at 7:00 P.M. ET on August 16, 2021

Boris Jordan, Executive Chairman of Curaleaf commented, “July saw the introduction of the most comprehensive cannabis reform ever proposed at the Federal level. Combined with U.S. state-level liberalization and the significant investments we are making in cultivation, production and distribution, Curaleaf is creating a strong foundation for future growth. Nearer-term this includes the expansion of New York, New Jersey and Connecticut from medical to adult-use markets representing a potential new $8 billion annual addressable market opportunity. Longer-term, our acquisition of EMMAC and establishment of Curaleaf International this quarter marks our entry into Greater Europe, with a population of 750 million representing a potential market size twice that of the United States.”

Joe Bayern, Chief Executive Officer of Curaleaf stated, “Curaleaf continues to make excellent progress in terms of executing our U.S. strategy to achieve unrivaled scale and reach, and our record second quarter results reflect this. Our leading positions in cultivation and distribution are driving some of the strongest revenue growth rates in the sector, while our scale and focus on cost efficiency are delivering Adjusted EBITDA margin expansion as promised. Looking ahead, our strategic investments in innovation and technology will deliver processing advantages and consumer-focused product differentiation to fuel our growth into 2022 and the years beyond.”

Second Quarter Highlights

~~•~~	Revenue reached $312 million, increasing 20% sequentially and 166% YoY.
~~•~~	U.S. operations reported revenue of $307 million, 18% growth QoQ, within our guidance range.
•	Gross margin reached approximately 50%, an increase of 669 basis points YoY, driven by higher yields at existing cultivation facilities and new state-of-the-art facilities coming online.
•	SG&A expense reached $88 million. Excluding Curaleaf International, SG&A expense represented 26.4% of revenue, a sequential improvement of 435 basis points driven by operating efficiencies.
•	Adjusted EBITDA reached $84 million, up 201% YoY, and equivalent to a margin of 27.0%. Excluding Curaleaf International, the margin expanded 400 basis points sequentially to 28.1%.
•	Successfully closed the acquisition of EMMAC, Europe’s largest vertically integrated independent cannabis company, which has formed the foundation of our Curaleaf International business.
•	In May, agreed to acquire Los Suenos, a 66-acre outdoor grow in Colorado.
•	Brought online nearly 250 thousand square feet of flower canopy during the first half of the year, with a further 40 thousand square feet planned for the second half of 2021.
•	Opened five new stores in Illinois, Pennsylvania, New Jersey, and Maine bringing total retail locations to 107.
•	Launched a long-term strategic partnership with Rolling Stone to leverage our Select brand and operating experience in Nevada.

Post Second Quarter Highlights

•	Opened a medical dispensary in Wells, Maine, bringing total retail dispensaries to 108 as of today.
•	Launched B. Noble pre-roll brand partnership in Maryland and Massachusetts.

Financial Results for the Second Quarter Ended June 30, 2021

Total revenue increased by 166% year-over-year to $312 million during the second quarter of 2021, compared to $117 million in the second quarter of 2020. Excluding international operations, total revenue was $307 million.

Revenue

($ thousands)

	Q2 2021	Q1 2021	Q2 2020
Retail revenue	$222,147	$187,677	$66,275
Wholesale revenue	89,347	72,206	33,304
Management fee income	711	437	17,901
Total Revenue	$312,205	$260,320	$117,480

During the second quarter we opened five new dispensaries including two in Pennsylvania, one in Illinois, a second location in New Jersey and the first adult-use store in Maine, reaching 107 dispensaries as of quarter end.

Retail revenue reached $222 million, sequential growth of 18.4% and year-over-year growth of 235%. Strong growth in our retail operation was primarily driven by new customer acquisition and an increase in repeat customers. Retail revenue represented 71% of total revenue.

Wholesale revenue grew 23.7% sequentially and 168% year-over-year to reach $89 million and represented 29% of total revenue. Strong growth in our wholesale operation was driven by the addition of new accounts and an increase in sales productivity.

Gross Profit on Cannabis Sales

($ thousands)

	Q2 2021	Q1 2021	Q2 2020
Retail and wholesale revenue	$311,494	$259,883	$99,579
Cost of goods sold	156,967	131,853	56,844
Gross profit on cannabis sales	$154,527	$128,030	$42,735

Gross profit was $155 million for the second quarter of 2021, compared to $43 million in the second quarter of 2020. Gross profit margin reached 49.6%, equivalent to a year-over-year increase of 669 basis points. The margin gain was primarily due to increased operating capacity coming online as well as efficiency gains in cultivation and processing.

Net Income / (Loss)

($ thousands)

	Q2 2021	Q1 2021	Q2 2020
Total Revenue	$312,205	$260,320	$117,480
Gross profit	184,495	125,462	81,227
Income (Loss) from operations	51,886	20,627	21,691
Total other income (expense), net	(19,026)	(17,893)	(9,993)
Income tax benefit (expense)	(42,624)	(37,843)	(13,534)
Net loss	(9,764)	(17,211)	(1,836)
Less: Net income (loss) attributable to non-controlling interest	(2,524)	—	193
Net loss attributable to Curaleaf Holdings, Inc.	$(7,240)	$(17,211)	$(2,029)

For the second quarter of 2021, net loss attributable to Curaleaf Holdings, Inc. was $7 million, compared to a net loss of $17 million in the first quarter of 2021. The net result this quarter was impacted by higher stock-based compensation and one-time charges related to the acquisition of EMMAC (now Curaleaf International) as well as earnings dilution from the consolidation of EMMAC, which contributed with a net loss of approximately $8 million.

Adjusted EBITDA

($ thousands)

	Q2 2021	Q1 2021	Q2 2020
Net income (loss)	$(9,764)	$(17,211)	$(1,836)
Interest expense, net	21,330	20,623	9,916
Income tax expense	42,624	30,708	13,534
Depreciation and amortization (1)	35,030	30,155	17,869
Share-based compensation	18,370	4,907	4,833
Other (income) expense	(2,304)	(415)	77
Change in fair value of biological assets	(29,257)	(12,347)	(20,591)
One time charges (2)	8,343	6,206	4,192
Adjusted EBITDA	$84,372	$62,625	$27,994

(1)	Depreciation and amortization expense in Q2 2021, Q1 2021, and Q2 2020 include amounts charged to cost of goods sold on the statement of profits and losses.
(2)	One time charges in Q2 2021 include expenses related to the acquisition of EMMAC.

Adjusted EBITDA was a record $84 million for the second quarter of 2021, compared to $28 million for the second quarter of 2020. The year-over-year increase was primarily driven by strong revenue growth and increased operating leverage. Adjusted EBITDA margin expanded 320 basis points year-over-year to reach 27.0%. Excluding Curaleaf International, the margin expanded 400 basis points sequentially and 423 basis points year-over-year to 28.1%.

Balance Sheet and Liquidity

As of June 30, 2021, the Company had $334 million of cash and $338 million of outstanding debt net of unamortized debt discounts.

Capital Expenditures

During the second quarter of 2021, Curaleaf invested $41.9 million net in capital expenditures, focused on cultivation, processing, and selective retail expansion in strategic markets.

Shares Outstanding

As of June 30, 2021 and March 31, 2021, our weighted average shares outstanding amounted to 701,668,932 and 682,041,420 shares, respectively.

As of June 30, 2021 and March 31, 2021, our issued and outstanding SVS and MVS shares amounted to 703,260,526 and 686,409,852 shares, respectively.

Non-IFRS Financial and Performance Measures

In this press release Curaleaf refers to certain non-IFRS financial measures such as “Gross Profit on Cannabis Sales” and “Adjusted EBITDA”. These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. The Company defines “Gross Profit on Cannabis Sales” as retail and wholesale revenues less cost of goods sold. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and one-time charges related to business development, acquisition, financing and reorganization costs. Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The following tables provide a reconciliation of each of the non-IFRS measures to its closest IFRS measure.

Consolidated Statements of Financial Position

($ thousands)

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
Assets
Current assets:
Cash	$333,791	$73,542
Accounts receivable	49,672	28,830
Inventory, net	304,648	197,991
Biological assets	64,263	46,210
Assets held for sale	31,877	58,504
Prepaid expenses and other current assets	21,282	10,140
Current portion of notes receivable	—	2,645
Total current assets	805,533	417,862
Deferred tax asset	6,266	5,528
Notes receivable	2,602	2,000
Property, plant and equipment, net	306,573	242,855
Right-of-use assets, net	285,549	267,168
Intangible assets, net	1,116,716	797,401
Goodwill	583,250	470,144
Investments	23,493	16,264
Prepaid acquisition consideration	—	132,234
Other assets	24,711	35,135
Total assets	$3,154,693	$2,386,591
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$42,957	$47,043
Accrued expenses	59,672	57,475
Income tax payable	63,384	79,649
Current portion of lease liability	18,312	15,710
Current portion of notes payable	1,706	6,500
Current contingent consideration liability	9,155	—
Liabilities held for sale	7,077	7,181
Other current liabilities	13,083	6,568
Total current liabilities	215,346	220,126
Deferred tax liability	340,358	226,465
Notes payable	336,452	285,001
Lease Liabilities	293,190	270,495
Non-controlling interest redemption liability	129,066	2,694
Contingent consideration liability	29,106	1,898
Other long term liability	4,098	3,698
Total liabilities	1,347,616	1,010,377
Shareholders’ equity:
Share capital	2,267,167	1,754,412
Treasury shares	(5,208)	(5,208)
Reserves	(239,265)	(177,744)
Accumulated other comprehensive income (deficit)	2,180	—
Accumulated deficit	(219,098)	(194,645)
Total Curaleaf Holdings, Inc. shareholders' equity	1,805,776	1,376,815
Redeemable non-controlling interest	(129,066)	(2,694)
Non-controlling interest	130,367	2,093
Total shareholders’ equity	1,807,077	1,376,214
Total liabilities and shareholders’ equity	$3,154,693	$2,386,591

Consolidated Statements of Profits and Losses

($ thousands, except for share and per share amounts)

	Three Months Ended
	June, 30
	2021	2020
	Unaudited	Unaudited
Revenue:
Retail and wholesale revenue	$311,494	$99,579
Management fee income	711	17,901
Total revenue	312,205	117,480
Cost of goods sold	156,967	56,844
Gross profit before impact of biological assets	155,238	60,636
Realized fair value amounts included in inventory sold	(81,803)	(22,423)
Unrealized fair value gain on growth of biological assets	111,060	43,014
Gross profit	184,495	81,227
Operating expenses:
Selling, general and administrative	87,959	40,466
Share-based compensation	18,370	4,833
Depreciation and amortization	26,280	14,237
Total operating expenses	132,609	59,536
Income (Loss) from operations	51,886	21,691
Other income (expense):
Interest income	278	3,573
Interest expense	(12,269)	(11,357)
Interest expense related to lease liabilities	(9,339)	(2,132)
Other income (expense)	2,304	(77)
Total other income (expense), net	(19,026)	(9,993)
Income (Loss) before provision for income taxes	32,860	11,698
Income tax benefit (expense)	(42,624)	(13,534)
Net loss	(9,764)	(1,836)
Less: Net income (loss) attributable to non-controlling interest	(2,524)	193
Net loss attributable to Curaleaf Holdings, Inc.	$(7,240)	$(2,029)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.01)	$(0.00)
Weighted average common shares outstanding – basic and diluted	701,668,932	533,192,806

Consolidated Statements of Profits and Losses

($ thousands, except for share and per share amounts)

	Six Months Ended
	June, 30
	2021	2020
	Unaudited	Unaudited
Revenue:
Retail and wholesale revenue	$571,377	$176,635
Management fee income	1,148	37,342
Total revenue	572,525	213,977
Cost of goods sold	288,820	100,856
Gross profit before impact of biological assets	283,705	113,121
Realized fair value amounts included in inventory sold	(150,717)	(43,613)
Unrealized fair value gain on growth of biological assets	192,321	79,761
Gross profit	325,309	149,269
Operating expenses:
Selling, general and administrative	168,052	86,324
Share-based compensation	23,277	9,334
Depreciation and amortization	48,392	26,924
Total operating expenses	239,721	122,582
Income (Loss) from operations	85,588	26,687
Other income (expense):
Interest income	366	6,419
Interest expense	(24,420)	(21,849)
Interest expense related to lease liabilities	(17,899)	(4,290)
Other income (expense)	2,719	2,529
Total other income (expense), net	(39,234)	(17,191)
Income (Loss) before provision for income taxes	46,354	9,496
Income tax benefit (expense)	(73,332)	(26,783)
Net loss	(26,978)	(17,287)
Less: Net income (loss) attributable to non-controlling interest	(2,524)	(170)
Net loss attributable to Curaleaf Holdings, Inc.	$(24,454)	$(17,117)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.04)	$(0.03)
Weighted average common shares outstanding – basic and diluted	691,909,375	520,446,921

Consolidated Statements of Cash Flows

($ thousands, except for share and per share amounts)

	Six Months Ended
	June, 31
	2021	2020
	Unaudited	Unaudited
Cash flows from operating activities:
Net loss	$(26,978)	(17,287)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization	65,037	34,983
Share-based compensation	23,277	10,852
Non-cash interest expense	19,477	5,633
Unrealized gain on changes in fair value of biological assets	(192,349)	(79,761)
Realized fair value amounts included in inventory sold	150,717	43,613
(Gain)/loss on sale of property, plant and equipment	(740)	—
Deferred taxes	8,250	6,503
Accounts receivable	(12,046)	8,522
Biological assets	29,294	26,852
Inventories	(100,800)	(46,197)
Prepaid expenses and other current assets	(13,240)	1,299
Other assets	(1,137)	(1,442)
Accounts payable	(4,516)	4,614
Income taxes payable	(15,377)	21,803
Accrued expenses	(7,996)	1,827
Net cash provided by (used in) operating activities	(79,127)	21,814
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(73,342)	(51,511)
Proceeds from sale of entity	24,884	—
Payments made on completion on acquisitions	—	(51,188)
Cash acquired from acquisitions	12,891	—
Amounts advanced for notes receivable, net of payments received	2,038	(14,100)
Net cash used in investing activities	(33,529)	(116,799)
Cash flows from financing activities:
Proceeds from senior unsecured notes
Cash received from financing agreement	54,599	185,723
Proceeds from sale leaseback	19,947	—
Debt issuance costs	(681)	—
Lease liability payments	(25,130)	(11,164)
Proceeds from minority interest investment in Curaleaf International	86,957	—
Principal payments on notes payable	(6,093)	—
Exercise of stock options	2,667	879
Issuance of common shares, net of issuance costs	240,569	—
Net cash provided by financing activities	372,835	175,438
Net change in cash	260,179	80,453
Cash at beginning of period	73,542	42,310
Effect of exchange rate on cash	70	—
Cash at end of period	$333,791	$122,763

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 108 dispensaries, 22 cultivation sites and over 30 processing sites, and employs over 5,000 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

###

Curaleaf IR Twitter Account	https://twitter.com/Curaleaf_IR

Investor Toolkit	https://ir.curaleaf.com/investor-toolkit

Investor Relations Website	https://ir.curaleaf.com/

Contact Information

Investor Contact:
Curaleaf Holdings, Inc.
Carlos Madrazo, SVP Head of IR & Capital Markets
ir@curaleaf.com

Media Contact:
Curaleaf Holdings, Inc.
Tracy Brady, VP of Corporate Communications
media@curaleaf.com

Disclaimer

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: its outlook for and expected operating margins, capital allocation, free flow cash and other financial results; growth of its operations via expansion, for the effects of any transactions; expectations for the potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this press release, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations regarding cultivation and manufacturing capacity; expectations regarding receipt of regulatory approvals; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the available funds of the Company and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of the Company, and ability to retain such senior management; risks related to proprietary intellectual property and potential infringement by third-parties; the concentrated voting control of the Company’s Chairman and the unpredictability caused by the capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; limited research and data relating to cannabis; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Management, Discussion and Analysis dated March 11, 2021, and in the Company’s Annual Information Form dated April 28, 2021, and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

This news release contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set second in the above paragraph. FOFI contained in this document was approved by management as of the date of this document and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein. The financial information reported in this news release is based on unaudited management prepared financial statements for the quarter ended June 30, 2021. Accordingly, such financial information may be subject to change. Financial statements for the period will be released and filed under the Company’s profiles on SEDAR at www.sedar.com no later than August 12, 2021. All financial information contained in this news release is qualified in its entirety with reference to such unaudited financial statements. While the Company does not expect there to be any material changes, to the extent that the financial information contained in this news release is inconsistent with the information contained in the Company’s unaudited financial statements, the financial information contained in this news release shall be deemed to be modified or superseded by the Company’s unaudited financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.